SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 8)*

Cloudera, Inc.
(Name of Issuer)

Common Stock, par value $0.00005 per share
(Title of Class of Securities)

18914U100
 (CUSIP Number)

Jesse A. Lynn, Esq.
General Counsel
Icahn Capital LP
16690 Collins Avenue, PH-1
Sunny Isles Beach, FL 33160
(305) 422-4000
 (Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

June 1, 2021
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Section 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box / /.

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d‑7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

This statement constitutes Amendment No. 8 to the Schedule 13D relating to the shares of common stock, $0.00005 par value per share (“Shares”), issued by Cloudera, Inc. (the “Issuer”), and hereby amends the Schedule 13D (as previously amended, the “Schedule 13D”) filed with the Securities and Exchange Commission on August 1, 2019 to furnish the additional information set forth herein. All capitalized terms contained herein but not otherwise defined shall have the meanings ascribed to such terms in the Schedule 13D.

Item 4. Purpose of Transaction

Item 4 of the Schedule 13D is hereby amended to add the following:

On June 1, 2021, the Reporting Persons entered into a Voting and Support Agreement with the Issuer and Sky Parent Inc. relating to the Shares, a copy of which is filed herewith as an exhibit and incorporated herein by reference.

Item 6. Contracts, Arrangements, Understandings or Relationship with Respect to Securities of the Issuer

Item 6 of the Schedule 13D is hereby amended by adding the following:

The disclosure set forth above in Item 4 is incorporated herein by reference.

Item 7. Material to be Filed as Exhibits

1.
Voting and Support Agreement dated as of June 1, 2021, by and among the Reporting Persons, the Issuer and Sky Parent Inc. (incorporated by reference to Exhibit 10.1 to the Form 8−K filed by the Issuer with the Securities and Exchange Commission on June 1, 2021).

SIGNATURE

After reasonable inquiry and to the best of each of the undersigned knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: June 1, 2021

ICAHN PARTNERS LP
ICAHN ONSHORE LP
ICAHN PARTNERS MASTER FUND LP
ICAHN OFFSHORE LP
ICAHN CAPITAL LP
IPH GP LLC
BECKTON CORP.

By: /s/ Irene March
Name: Irene March
Title: Executive Vice President

ICAHN ENTERPRISES HOLDINGS L.P.
By: Icahn Enterprises G.P. Inc., its general partner
ICAHN ENTERPRISES G.P. INC.

By: /s/ SungHwan Cho
Name: SungHwan Cho
Title: Chief Financial Officer

/s/ Carl C. Icahn
CARL C. ICAHN

[Signature Page of Amendment No. 8 to Schedule 13D – Cloudera, Inc.]